Exhibit 12

CBS CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Tabular dollars in millions, except ratios)

	Three Months Ended March 31,				Twelve Months Ended December 31,
	2011		2010		2010	2009	2008	2007	2006

Earnings (loss) from continuing operations before income taxes and equity in loss of investee companies	$338		$6		$1,222	$443	($12,575)	$2,133	$2,133

Add:
Distributions from investee companies	2		—		—	2	6	8	9
Interest expense, net of capitalized interest	110		138		529	542	547	571	565
1/3 of rental expense	46		47		198	206	216	193	161

Total Earnings (loss)	$496		$191		$1,949	$1,193	($11,806)	$2,905	$2,868

Fixed charges:
Interest expense, net of capitalized interest	$110		$138		$529	$542	$547	$571	$565
1/3 of rental expense	46		47		198	206	216	193	161

Total fixed charges	$156		$185		$727	$748	$763	$764	$726

Ratio of earnings to fixed charges	3	x	1	x	3x	2x	Note a	4x	4x

Note:

(a) Earnings are inadequate to cover fixed charges by $12.57 billion due to the non-cash impairment charges of $14.18 billion.